SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                   FORM 8-A/A
                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                            MDU RESOURCES GROUP, INC.
             (Exact Name of Registrant as Specified in its Charter)

             Delaware                                     41-0423660
     (State of Incorporation                            (IRS Employer
         or Organization)                           Identification Number)

        Schuchart Building
      918 East Divide Avenue
          P.O. Box 5650
      Bismarck, North Dakota                              58506-5650
       (Address of Principal                              (Zip Code)
         Executive Offices)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: |X|

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: | |

                Securities Act registration statement file number
                        to which this form relates: N/A


        Securities to be registered pursuant to Section 12(b) of the Act:

                                                  Name of Each Exchange on Which
Title of Each Class to be so Registered           Each Class is to be Registered
---------------------------------------           ------------------------------
   Preference Share Purchase Rights                   New York Stock Exchange
                                                         Pacific Exchange

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                              (Title of Each Class)

     We are amending in their entirety Items 1 and 2 of our Registration Statement on Form 8-A filed by us with the U.S. Securities and Exchange Commission on November 12, 1998.

Item 1.  Description of Securities To Be Registered.

     On November 12, 1998, the board of directors of MDU Resources Group, Inc., a Delaware corporation, declared a dividend of one preference share purchase right for each outstanding share of common stock, par value $1.00 per share. The dividend is payable on December 1, 1998 to the stockholders of record on that date.

     Our board of directors has adopted this rights agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding common stock without the approval of our board of directors. The rights agreement should not interfere with any merger or other business combination approved by our board of directors.

     For those interested in the specific terms of the rights agreement as made between our company and Norwest Bank Minnesota, N.A., as the rights agent, dated as of November 12, 1998, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire rights agreement, which has been filed as an exhibit to this registration statement. A copy of the rights agreement is available free of charge from our company.

The Rights. Our board of directors authorized the issuance of a preference share purchase right with respect to each issued and outstanding share of common stock on December 1, 1998. The preference share purchase rights will initially trade with, and will be inseparable from, the common stock. The preference share purchase rights are evidenced only by certificates that represent shares of common stock. New preference share purchase rights will accompany any new shares of common stock we issue after December 1, 1998 until the distribution date described below.

Exercise Price. Each preference share purchase right will allow its holder to purchase from our company one one-thousandth of a share of Series B preference stock for $125, once the preference share purchase rights become exercisable. This portion of a share of Series B preference stock will give the stockholder approximately the same dividend and liquidation rights as would one share of common stock. Prior to exercise, the preference share purchase right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The preference share purchase rights will not be exercisable until

o 10 days after the public announcement that a person or group has become an "acquiring person" by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier,

o 10 business days (or a later date determined by our board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer which, if consummated, would result in that person or group becoming an acquiring person.

     We refer to the date when the preference share purchase rights become exercisable as the "distribution date." Until that date, the common stock certificates will also evidence the preference share purchase rights, and any transfer of shares of common stock will constitute a transfer of preference share purchase rights. After that date, the preference share purchase rights will separate from the common stock and be evidenced by book-entry credits or by preference share purchase rights certificates that we will mail to all eligible holders of common stock. Any preference share purchase rights held by an acquiring person are void and may not be exercised.

     Our board of directors may reduce the threshold at which a person or group becomes an acquiring person from 15% to not less than 10% of the outstanding common stock.

Consequences of a Person or Group Becoming an Acquiring Person.

o Flip In. If a person or group becomes an acquiring person, all holders of preference share purchase rights except the acquiring person may, for $125, purchase shares of our common stock with a market value of $250, based on the market price of the common stock prior to such acquisition.

o Flip Over. If our company is later acquired in a merger or similar transaction after the "preference share purchase rights distribution date", all holders of preference share purchase rights except the acquiring person may, for $125, purchase shares of the acquiring corporation with a market value of $250, based on the market price of the acquiring corporation's stock prior to such merger.

Preference Share Provisions.

Each one one-thousandth of a share of Series B preference stock, if issued:

o    will not be redeemable.

o will entitle holders to quarterly dividend payments of $.001 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

o will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

o will have no voting power, except as otherwise provided by Delaware Law or our company's restated certificate of incorporation.

o will entitle holders to a per share payment equal to the payment made on one share of common stock, if shares of our common stock are exchanged via merger, consolidation, or a similar transaction.

The value of one one-thousandth interest in a share of Series B preference stock should approximate the value of one share of common stock.

Expiration. The preference share purchase rights will expire on December 31, 2008.

Redemption. Our board of directors may redeem the preference share purchase rights for $.01 per preference share purchase right at any time before any person or group becomes an acquiring person. If our board of directors redeems any preference share purchase rights, it must redeem all of the preference share purchase rights. Once the preference share purchase rights are redeemed, the only right of the holders of preference share purchase rights will be to receive the redemption price of $.01 per preference share purchase right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange. After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, our board of directors may extinguish the preference share purchase rights by exchanging one share of common stock or an equivalent security for each such preference share purchase right, other than preference share purchase rights held by the acquiring person.

Anti-Dilution Provisions. Our board of directors may adjust the purchase price of a share of Series B preference stock, the number of shares of Series B preference stock issuable and the number of outstanding preference shares purchase rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Series B preference stock or common stock. No adjustments to the exercise price of less than 1% will be made.

Amendments. The terms of the rights agreement may be amended by our board of directors without the consent of the holders of the preference share purchase rights. However, our board of directors may not amend the rights agreement to lower the threshold at which a person or group becomes an acquiring person to below 10% of our outstanding common stock. In addition, the board of directors may not cause a person or group to become an acquiring person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an acquiring person, our board of directors may not amend the agreement in a way that adversely affects holders of the preference share purchase rights.


     The rights agreement, dated as of November 12, 1998, between the company and Norwest Bank Minnesota, N.A., as rights agent, specifying the terms of the preference share purchase rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the preference share purchase rights is qualified in its entirety by reference to such exhibit.

Item 2.  Exhibits.

     4.1* Rights Agreement, dated as of November 12, 1998, between MDU Resources Group, Inc. and Norwest Bank Minnesota, N.A., which includes the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preference Shares as Exhibit C.

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*    Previously filed as Exhibit 4.1 to the Company's  Registration Statement on
     Form 8-A, filed with the U.S. Securities and Exchange Commission on November 12, 1998.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 23, 2000

                                           MDU RESOURCES GROUP, INC.


                                           By: /s/ Douglas C. Kane
                                               -----------------------------
                                               Name:   Douglas C. Kane
                                               Title:  Executive Vice President,
                                                       Chief Administrative and
                                                       Corporate Development
                                                       Officer

                                  EXHIBIT LIST


4.1* Rights Agreement, dated as of November 12, 1998, between MDU Resources Group, Inc. and Norwest Bank Minnesota, N.A., which includes the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preference Shares as Exhibit C.

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*    Previously filed as Exhibit 4.1 to the Company's  Registration Statement on
     Form 8-A, filed with the U.S. Securities and Exchange Commission on November 12, 1998.